GFR Pharmaceuticals, Inc
99 YAN XIANG ROAD, BIOSEP BUILDING
XI AN, SHAAN XI PROVINCE, P. R. CHINA 710054

******

October 2, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C.  20549

Attn: Jim B. Rosenberg
         Senior Assistant Chief Accountant

Re:       GFR Pharmaceuticals, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed April 13, 2007
File Number:  000-27959

Gentlemen:

Thank you for your comment letter dated September 26, 2007 (the "Comment Letter") with respect to the above-captioned current report.  We have filed our Amendment to the referenced annual report on Form 10-KSB/A (the “Annual Report”) of GFR Pharmaceuticals, Inc. (the "Company"), which incorporate our responses to your comments, and this letter sets forth each of our responses in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

We are acknowledging that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-KSB for the Fiscal Ended December 31, 2006

Notes to Consolidated Financial Statements
6. Property, Plant and Equipment, Net, page 21

1.           You disclose on page 16 states that your construction-in-progress relates to “leasehold improvements at a medical center.”  Please tell us which medical center houses these leaseholds improvements that you capitalize as construction in-progress.  Additionally, on page 24, you disclose that you do not maintain formal rent agreements.  As the absence of formal rental lease agreements precludes you from defining a lease term, and, therefore, an amortization period for your leasehold improvements, please tell us how your related capitalization policy complies with EITF No. 05-06, Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination.

Response:

GFRP only has one medical house at Tong Du Hospital (“Hospital”) located in Xian City, Shaanxi Province, the PRC, in which GFRP has refurbished and extended the clinical areas for improvement and business expansion.  Such cost is recorded and capitalized as construction-in-progress since the improvement project has not been completed as of December 31, 2006.  This medical house is not occupied under an operating lease.  Hence, the improvement cost in this medical house is not subject to EITF No. 05-06.

This medical house is provided by the Hospital under the Co-operative Agreement dated as May 2001(“the Agreement”) in which GFRP, a subsidiary, Shaanxi New Century is contracted with.  The duration of the Co-operative Agreement is 16 years and will expire in 2017.  The cost of improvement should be amortized over the remaining life of the Agreement over a straight-line method.  This leasehold improvement is not related to the property without the formal rent agreement.

17.  Commitment and Contingencies, page 24
b) Operating lease commitment, page 24

2.           You disclose that your major stockholder provides office space for you and than you do not incur related rent expense.  Please tell us how you are complying with SAB Topic I.B.I.  Additionally, please tell us why your Item 2 “Description of Property” disclosure on page 5 currently implies that you own your main office and four medical facilities.

Response:

Under SAB Topic 1.B.1, the subsidiary’s historical income statement should reflect all of the expenses that the parent incurred on its behalf.  In this case, GFRP did not sign a formal agreement with the major shareholder, Mr Guo Li An and he has provided office space located at 99 Yan Xiang Road, Biosep Building, Xi An, Shaan Xi Province, P.R. China 710054, for an area of 20 square meter without charge to GFRP.  Based on its current market value of RMB40 per sq. meter/per month, an aggregate value of the rent expense is amounted to US$1,230 for the year ended December 31, 2006.  Since the accounting impact is not material, the amount is not recorded and reflected in the consolidated financial statement for the year ended December 31, 2006.  Hence, we have disclosed the term of related party transaction in the footnote accordingly.  The Company will begin recording the expense related to the informal lease arrangement in 2007."

For Item 2 “Description of Property” on page 5, GFPR, a subsidiary, Hua Long owned an office located at District D2, 8/F, No.3 Bei Lin Technology Park, Bei Lin Area, Xi’ An City, Shaanxi Province, the PRC for its own use.  One of its subsidiary, Shaanxi New Century owned four medical facilities and operated in Tong Du Hospital.

We hope you will find the above explanations useful in your review. Please let us know if you have further questions.

Sincerely,

/s/ Zhi Dong Wang
Zhi Dong Wang
Chief Financial Officer
GFR Pharmaceuticals, Inc.